UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

AlerisLife Inc.

(Name of Subject Company)

AlerisLife Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33832D205

(CUSIP Number of Common Stock)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7663

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by AlerisLife Inc., a Maryland corporation (“Company”) on February 17, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by ABP Acquisition 2 LLC (“Purchaser”), a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), which is a wholly owned subsidiary of ABP Trust, whose sole trustee and controlling shareholder is Adam D. Portnoy, one of the Company’s managing directors and the chair of its Board of Directors (the “Board”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price per Share equal to $1.31, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, ABP and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by ABP and Purchaser with the SEC on February 17, 2023, as amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following new section before the final section entitled “Forward-Looking Statements” at the end of such Item 8:

Final Results of the Offer and Completion of the Merger.

At one minute after 11:59 p.m., Eastern Time, on March 17, 2023, the Offer expired. Equiniti Trust Company, in its capacity as depository for the Offer (the “Depository”), advised Purchaser that, as of the expiration of the Offer, a total of 22,375,687 Shares were tendered and not validly withdrawn pursuant to the Offer, representing approximately 66.9% of the Shares outstanding as of the expiration of the Offer. In addition, the Depository advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 368,756 additional Shares, representing approximately 1.1% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser, or any wholly owned Subsidiary of ABP, represented at least a majority of all then-outstanding Shares, which satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the Company’s stockholders pursuant to Section 3-106.1 of the Maryland General Corporation Law, and Purchaser completed the acquisition of the Company by consummating the Merger. At the effective time of the Merger, (i) each issued and outstanding Share (other than Shares held by ABP, Purchaser, any other direct or indirect wholly owned subsidiary of ABP or Purchaser or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) was converted into the right to receive $1.31 in cash, without any interest thereon and subject to any withholding of taxes and (ii) each issued and outstanding Share held by ABP, Purchaser, or any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser was cancelled and retired and ceased to exist, and no consideration was delivered in exchange therefor.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. ABP intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On March 20, 2023, ALR issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented as follows:

The following Exhibit is hereby added:

Exhibit No.	Description

(a)(5)(E)	Press Release, dated March 20, 2023 (incorporated by reference to Exhibit 99.1 to ALR’s Current Report on Form 8-K filed on March 20, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023	ALERISLIFE INC.

By: /s/ Jeffrey C. Leer
Name: Jeffrey C. Leer Title: President and Chief Executive Officer